Points International Announces Results of Annual General Meeting

TORONTO, Canada, May 13, 2021 -- Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) ("Points" or the "Company"), the global leader in powering loyalty commerce, announced today that all resolutions put to the annual general meeting of shareholders held on May 12, 2021 were passed, including the reappointment of the Company's directors.

The following votes were received with respect to each director nominee:

	Number of Shares For	Number of Shares Withheld
David Adams	7,615,600	1,097,913
Christopher Barnard	8,128,533	584,980
Michael Beckerman	7,517,054	1,196,459
Bruce Croxon	7,513,054	1,200,459
Robert MacLean	8,392,701	320,812
Jane Skoblo	8,708,691	4,822
John Thompson	7,024,390	1,689,123
Leontine van Leeuwen-Atkins	8,704,170	9,343

In addition, shareholders voted in favor of the reappointment of KPMG LLP as the auditors of the Company. The following votes were received with respect to the resolution:

	Number of Shares For	Number of Shares Withheld
Reappointment of Auditors	9,717,307	105,307

About Points International Ltd.

Points, (TSX: PTS) (Nasdaq: PCOM) is a trusted partner to the world's leading loyalty programs, leveraging its unique Loyalty Commerce Platform to build, power, and grow a network of ways members can get and use their favourite loyalty currency. Our platform combines insights, technology, and resources to make the movement of loyalty currency simpler and more intelligent for nearly 60 reward programs worldwide. Founded in 2000, Points is headquartered in Toronto with teams operating around the globe.

For more information, visit Points.com.

Investor Relations Contact

Cody Slach and Jackie Keshner
Gateway Investor Relations
1-949-574-3860
IR@points.com